SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934
 (Amendment No. 1)*

American Coin Merchandising, Inc.
 (Name of Issuer)

Common Stock, par value $.01
 (Title of Class of Securities)

02516B108
 (Cusip Number)

Newcastle Partners, L.P.
200 Crescent Court, Suite 670
Dallas, Texas  75201
 (214)661-7474
 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 08, 2001
 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**The total number of shares of stock reported herein is 462,800, which constitutes approximately 7.1% of the total number of shares outstanding. All ownership percentages set forth herein assume that there are 6,505,010 shares outstanding.

1.	Name of Reporting Person:

Newcastle Partners, L.P.

2.	Check the Appropriate Box if a Member of a Group:

                                                        (a) /   /

                                                        (b) /   /

3.	SEC Use Only

4.	Source of Funds: WC (See Item 3)

5.	Check box if Disclosure of Legal Proceedings is Required Pursuant
to Items 2(d) or 2(e):

                                                            /   /

6.	Citizenship or Place of Organization: Texas


7.	Sole Voting Power: 462,800 (1)
Number of
Shares
Beneficially	8.	Shared Voting Power: -0-
Owned By
Each
Reporting		9.	Sole Dispositive Power: 462,800 (1)
Person
With
10.	Shared Dispositive Power: -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:

          462,800

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain
Shares:
                                                            /   /

13.	Percent of Class Represented by Amount in Row (11): 7.1%

14.	Type of Reporting Person: PN
----------------
(1)  Power is exercised through its general partner, Mark E. Schwarz.

Pursuant to Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby amend their Schedule 13D Statement dated August 28, 2000 (the "Schedule 13D"), relating to the Common Stock, par value $.01 (the "Stock"), of American Coin Merchandising, Inc. (the "Issuer"). Unless otherwise indicated, all defined terms used herein shall have the same meanings respectively ascribed to them in the Schedule 13D.

ITEM 2.	IDENTITY AND BACKGROUND.

	Item 2 (b)-(c) is hereby amended and restated in its entirety to reflect an address change for the Item 2 Persons as follows:

(b)-(c)

Newcastle is a Texas limited partnership, the principal business of which is the purchase, sale, exchange, acquisition and holding of investment securities. The principal address of Newcastle, which also serves as its principal office, is 200 Crescent Court, Suite 670, Dallas, Texas 75201.

Schwarz is the general partner and controlling person of Newcastle. The principal occupation of Schwarz is financial management. The principal business address of Schwarz, which also serves as his principal office, is 200 Crescent Court, Suite 670, Dallas, Texas 75201.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 is hereby amended and restated in its entirety as follows:

The source and amount of the funds used or to be used by the Reporting Person to purchase the shares is set forth below.

                SOURCE OF FUNDS         AMOUNT OF FUNDS

                Working Capital (1)     $   929,749.38

(1)	As used herein the term "Working Capital" includes income
from the business operations of the entity plus sums borrowed from, among other sources, banks and brokerage firm margin accounts, to operate such business in general.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

	Item 5 is hereby amended and restated in its entirety as follows:

(a)

Reporting Person

Newcastle

Pursuant to Rule 13d-3(a), Newcastle is the beneficial owner of 462,800 shares of the Stock, which constitutes approximately 7.1% of the outstanding shares of the Stock.

Controlling Person

	Schwarz

In his capacity as the sole general partner of Newcastle, Schwarz may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 462,800 shares of the Stock, which constitutes approximately 7.1% of the outstanding shares of the Stock.

To the best of the knowledge of the Reporting Person, other than as set forth above, none of the persons named in Item 2 herein is the beneficial owner of any shares of the Stock.

(b)

Reporting Person

Newcastle

Acting through its general partner, Newcastle has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 462,800 shares of the Stock.

Controlling Person

	Schwarz

In his capacity as the sole general partner of Newcastle, Schwarz has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 462,800 shares of the Stock.

(c)

During the last 60 days, the Reporting Person has purchased shares of the Stock in open market transactions on the NASDAQ as follows:

                       NUMBER OF      PRICE PER
           DATE          SHARES         SHARE

          12/22/00       6,100          $ 1.94
          12/27/00      17,900          $ 2.01
          12/28/00         500          $ 1.99
          12/29/00       8,900          $ 2.43
          01/08/01      24,100          $ 2.40

(d)

Not applicable.

(e)

Not applicable.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         DATED:	January 11, 2001



                         NEWCASTLE PARTNERS, L.P.


                         By:  /s/ Mark E. Schwarz
                             Mark E. Schwarz, general partner